VIA EDGAR

March 29, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief

Re:	Advanced Drainage Systems, Inc.

Form 10-K for the year ended March 31, 2016

Filed September 15, 2016

Form 10-K/A for the year ended March 31, 2016

Filed January 10, 2017

File No. 1-36557

Dear Mr. Cash:

Advanced Drainage Systems, Inc. (the “Company”), hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2017, relating to the Company’s Form 10-K for the fiscal year ended March 31, 2016 (the “2016 Form 10-K”) filed with the Commission on September 15, 2016 and the Company’s Form 10-K/A for the fiscal year ended March 31, 2016 (the “2016 Form 10-K/A”) filed with the Commission on January 10, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the 2016 Form 10-K/A and references in the responses to page numbers are page numbers in the 2016 Form 10-K/A.

Selling expenses, page 56

1.	In future filings please quantify the impact of individual factors which contribute to the change in your expenses. Further, we note that you experienced an increase in bad debt expense. Please tell us whether this was the result of one significant customer or a general deterioration of your receivables balance.

The Company acknowledges the Staff’s comment and in future filings the Company will quantify the impact of individual factors which contribute to the change in our expenses. Additionally, the Company advises the Staff that the primary reason for the increase in bad debt expense was related to a write off of a receivable from an unconsolidated affiliate.

The following is a draft of the relevant portion from our 2016 Form 10-K/A that will be revised in future filings, with appropriate revisions for facts and circumstances at that time (changes from disclosure in the 2016 Form 10-K/A are underlined):

ADVANCED DRAINAGE SYSTEMS, INC.    4640 TRUEMAN BOULEVARD,    HILLIARD, OH 43026 TEL: 614 / 658-0050    800 / 733-7473

HTTP://WWW.ADS-PIPE.COM

“Selling expenses for fiscal year ended 2016 increased $8.0 million, or 9.9% over fiscal year 2015. The increase as a percentage of net sales for fiscal year 2016 was primarily driven by bad debt expense and stock-based compensation. Fiscal 2016 included a benefit of $0.5 million from stock-based compensation as compared to expense of $1.5 million for the comparable period, which was primarily the result of the impact that the decrease in the Company’s stock price had on its accounting for liability-classified stock awards. The increase in bad debt expense of $1.6 million was primarily a result of a write off of a receivable from an unconsolidated affiliate.

General and administrative expenses, page 57

2.	We note you state that the increase in your general and administrative expenses was primarily the result of significant increases in professional fees for accounting, audit, tax, legal and other professional fees incurred in connection with the restatement of your previously filed financial statements as part of the preparation of your Fiscal 2015 Form 10-K/A. It does not appear that you filed an amended Form 10-K for the year ended March 31, 2015. Please explain this disclosure to us or otherwise revise in future filings.

The Company respectfully advises the Staff that the reference to Fiscal 2015 Form 10-K/A in our disclosure relating to the increase in general and administrative expenses was a typographical error. The reference to Fiscal 2015 Form 10-K/A should have instead referred to Fiscal 2015 Form 10-K. The Company will revise this typographical error in future filings.

The following is a draft of the relevant portion from our 2016 Form 10-K/A that will be revised in future filings, with appropriate revisions for facts and circumstances at that time (changes from disclosure in the 2016 Form 10-K/A are underlined):

“General and administrative expenses for the year ended March 31, 2016 increased $16.6 million, or 21.9%, over fiscal year 2015. The increase was primarily the result of significant increases in professional fees for accounting, audit, tax, legal and other professional fees incurred in connection with the restatement of previously filed quarterly and annual financial statements as part of the preparation of our Fiscal 2015 Form 10-K.”

Working Capital, page 63

3.	Your discussion of changes in working capital and operating cash flows is a recitation of information found on the balance sheet. Please revise future disclosures to provide a more complete discussion explaining why the components of working capital and operating cash flows changed from period to period.

The Company acknowledges the Staff’s comment and in future filings the Company will provide more complete discussion explaining why the components of working capital and operating cash flows changed from period to period.

The following is a draft of the relevant portion from our 2016 Form 10-K/A that will be revised in future filings, with appropriate revisions for facts and circumstances at that time (changes from disclosure in the 2016 Form 10-K/A are underlined):

“Working capital decreased to $187.4 million as of March 31, 2016, from $228.9 million as of March 31, 2015, primarily due to a decrease in inventories of $30.1 million, which was a result of increased fourth quarter sales in fiscal 2016 compared to the comparable period. Additionally, our working capital was impacted by an increase in the current maturities of debt obligations of $25.0 million due to a tranche of our Senior Notes becoming due within a year, partially offset by an increase in refundable income taxes included in accounts receivable of $17.9 million due to increase in our anticipated tax refund.”

“During the fiscal year 2016, cash provided by operating activities was $135.3 million as compared with cash provided by operating activities of $74.4 million for the fiscal year 2015. Cash flows from operating activities during fiscal year 2016 was primarily impacted by higher earnings which was the result of higher sales and increased gross profit from lower raw material costs.”

Capital Expenditures, page 64

4.	Please revise future disclosures to identify and discuss the areas or product lines where you have made capital expenditures to increase capacity.

The Company acknowledges the Staff’s comment and in future filings the Company will include additional disclosures which identify and discuss the areas or product lines where they have made capital expenditures to increase capacity.

The following is a draft of the relevant portion from our 2016 Form 10-K/A that will be revised in future filings, with appropriate revisions for facts and circumstances at that time (changes from disclosure in the 2016 Form 10-K/A are underlined):

“Capital expenditures totaled $44.9 million for fiscal 2016. Our capital expenditures were used primarily for major plant equipment replacements, new equipment to provide capacity additions, facility expansions and yard upgrades, our recycled resin initiatives and capitalized software. Our most significant capital expenditures specifically for increased capacity were $7.9 million in 2016, primarily for tooling for the Midwest and South regions.”

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 658-0149.

Sincerely,

/s/ Scott A. Cottrill
Scott A. Cottrill
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Joseph A Chlapaty, Chairman of the Board of Directors, President and Chief Executive Officer, Advanced Drainage Systems, Inc.
Tim A. Makowski, Vice President, Controller and Chief Accounting Officer, Advanced Drainage Systems, Inc.
Aaron A. Seamon, Squire Patton Boggs (US) LLP